SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 7, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 7, 2025.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON 04/04/2025

PUNTO Nº 1: For a majority of 587,570,881 votes for, 5,630,830 abstentions and 15,120 votes against this motion, the Shareholders decided to appoint the representatives of Dr. Delfín Jorge Ezequiel Carballo, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

PUNTO Nº 2: For a majority of 584,948,621 votes for, 8,247,200 abstentions and 21,010 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the Company’s fiscal year ended December 31, 2024.

PUNTO Nº 3: For a majority of 308,605,665 votes for, 284,592,916 abstentions and 18,250 votes against this motion, with the appropriate abstention of Jorge Pablo Brito, member of the Board, with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2024.

PUNTO N° 4: For a majority of 586,959,001 votes for, 5,551,470 abstentions and 706,360 votes against this motion, the Shareholders resolved the following:

To apply the Retained Earnings as of December 31, 2024 totaling AR$ $314,113,791,042.40 as follows:

a) the amount of AR$  62,524,569,405.95 to the Legal Reserve Fund;

b) AR$ 6,926,474,246.94 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and

c) AR$ 244,662,747,389.51 to the Optional Reserve Fund for Future Distribution of Profits, pursuant to Communique “A” 6464 and supplementary regulations of the Central Bank of the Republic of Argentina, so that the total amount of the opcional reserve fund for future distribution of profits would be  AR $1,578,817,463,390.80.

It was expressly stated that the above mentioned figures are expressed in constant currency as of 31 December 2024.

PUNTO Nº 5: For a majority of 587.612.391 votes for, 5.547.690 abstentions and 56,750 votes against this motion, the Shareholders’ Meeting resolved: (i) the separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 300,000,000,000 (amount expressed in constant currency as of 31 December 2024), which expressed in constant currency as of 28 February 2025 amounts to AR$ 313,997,329,740 and represents AR$ 491.0709187697 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). It was informed that pursuant to the provisions of Communique “A” 8214, the amount of each dividend instalment shall be paid in constant currency as of each payment date, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each of the above mentioned instalments is made available according to the payment schedule duly fixed by the Board. We made clear that in all cases reference is made  to figures expressed in constant currency we use the national IPC (consumer price index) published by Instituto Nacional de Estadísticas y Censos (INDEC) and that as to the total amount of dividends to be distributed, we informed such amount is subject to a 7% tax withholding under section 97 of the Income Tax Act, as revised in 2019; and (ii) to delegate to the Board: (a) the separation of the relevant amount of the Optional Reserve Fund for Future Profit Distributions to pay the dividend after receiving the approval from the above mentioned entity; and (b) the powers to determine the time, currency, kind and other terms and conditions of payment pursuant to the scope of the delegation decided by this Shareholders’ Meeting.

PUNTO Nº 6: For a majority of 587,102,301 votes for, 5,507,140 abstentions and 544,390 votes against this motion, the Shareholders’ Meeting resolved to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2024, on the amount of AR$ 13,002,492,728, representing 4.94 % of the computable profit. It was informed that the values in nominal currency amount to AR$ 12,072,408,576.17 and the adjustment to state such values in constant currency as of 31 December 2024 totals AR$ 930,084,151.83.

For a majority of 402,946,177 votes for, 189,726,264 abstentions and 544,390 votes against this motion, the Shareholders resolved to delegate on the Board of Directors the allocation of the proposed remunerations to each member of the Board.

PUNTO Nº 7: For a majority of 574,943,530 votes for, 16,836,861 abstentions and 1,436,440 votes against this motion, the Shareholders’ Meeting resolved to approve an amount of fees for the Supervisory Committee equal to AR$ 161,138,528, such amount being reported in the statement of income for the fiscal year ended December 31, 2024. It was informed that the values in nominal currency amount to AR$ 135,027,000 and the adjustment to state such values in constant currency as of 31 December 2024 totals AR$ 26,111,528.

For a majority of 390,787,406 votes for, 200,992,985 abstentions and 1,436,440 votes against this motion, the Shareholders resolved to delegate to the Board the allocation of the proposed remuneration to each one of the syndics.

PUNTO Nº 8: For a majority of 574,891,710 votes for, 16,834,181 abstentions and 1,490,940 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 1,103,139,164 plus VAT, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2024.

PUNTO N° 9: For a majority of 561,010,210 votes for, 6,340,361 abstentions and 25,866,260 against this motion, the Shareholders resolved to approve the appointment of Mr. Jorge Pablo Brito as regular non-independent director for three fiscal years.

For a majority of 550,349,980 votes for, 6,279,151 abstentions and 36,587,700 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Carlos Alberto Giovanelli as regular non-independent director for three fiscal years.

For a majority of 550,307,120 votes for, 6,308,441 abstentions and 36,601,270 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Nelson Damián Pozzoli as regular non-independent director for three fiscal years.

For a majority of 586,274,110 votes for, 5,634,271 abstentions and 1,308,450 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Fabián Alejandro de Paul as regular independent director for three fiscal years.

For a majority of 548,254,810 votes for, 16,588,321 abstentions and 28,373,700 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Agustín Mariano Álvarez as regular independent director for three fiscal years.

For a majority of 586,879,780 votes for, 6,292,871 abstentions and 44,180 votes against this motion, the Shareholders resolved to approve the appointment of Santiago Horacio Seeber as alternate non-independent director for three fiscal years.

For a majority of 586,904,190 votes for, 6,274,151 abstentions and 38,490 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Juan Ignacio Catalano as alternate non-independent director for three fiscal years.

For a majority of 549,412,910 votes for, 16,164,771 abstentions and 27,639,150 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Lucas Matías Gregorio as alternate independent director for three fiscal years.

PUNTO N° 10: For a majority of 548,906,300 votes for, 15,917,841 abstentions and 28,392,690 votes against this motion, the Shareholders resolved to approve the appointment of Mr. Guido Agustín Gallino as regular independent director for one fiscal year.

For a majority of 548,924,000 votes for, 15,899,771 abstentions and 28,393,060 votes against this motion, the Shareholders resolved to approve the appointment of Mss. Daniela Anahí Rivarola Meilán as regular independent director for two fiscal years.

PUNTO N° 11: For a majority of 575,719,400 votes for, 16,196,081 abstentions and 1,301,350 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Vivian Haydeé Stenghele as regular syndics and the Accountants Horacio Della Rocca, Francisco Javier Piazza and Claudia Inés Siciliano as alternate syndics, to hold office for one fiscal year. All of them are independent members.

PUNTO N° 12: For a majority of 586,647,281 votes for, 5,599,060 abstentions and 970,490 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 202, the Certified Public Accountant Eleonora Prieto Rodriguez, who shall act as regular auditor and the Certified Public Accountant Ignacio Alberto Pío Hecquet as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.A.

PUNTO N° 13: For a majority of 575,095,350 votes for, 16,843,951 abstentions and 1,277,530 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 2,000,000.

PUNTO N° 14: For a majority of 572,602,050 votes for, abstentions 17,624,801 and 2,989,980 votes against this motion, the Shareholders’ Meeting resolved to approve the amendment of sections 25, 26, 28 and 31 of the bylaws, with the following wording:

“SECTION 25. The corporate body contemplated in the paragraph above shall supervise the Company to the extent provided under Law 19550, as amended. The Supervisory Committee shall be composed of three (3) regular members and three (3) alternate members, and the remuneration of its members shall be determined by the Shareholders’ Meeting. Regular members of the Supervisory Committee shall be replaced in the event of impediment or absence by any designated alternate member. The Supervisory Committee shall meet at least every three months and shall hold meetings and adopt resolutions with the presence and affirmative vote of at least two (2) of its members. The meetings of the Supervisory Committee may be held in person or remotely with its members communicated among each other through any means allowing simultaneous sound, image and word transmission such as video conferences or any similar tools, pursuant to the rules and regulations of the Comisión Nacional de Valores. When meetings are held remotely, free accessibility and participation with voice and vote of all members must be guaranteed, leaving a record in the minutes of those who participated remotely and the regularity of the decisions adopted. The resolutions shall be transcribed in the corresponding book of minutes and must be signed within five (5) business days of the meeting.

SECTION 26. The Meetings shall be Ordinary or Special, according to the business to be transacted, and according to the competence in each case provided under the legal rules in effect. The annual Ordinary Meeting shall be held to the purposes established under Law 19550, as amended, and by the rules of Comisión Nacional de Valores, within four months after the close the fiscal year. Likewise, a meeting shall be held upon request of each Board of Directors, the Supervisory Committee or shareholders representing at least five percent (5%) of the capital stock, whenever they deem it appropriate. The Meetings may be held with their participants present or remotely, communicated with each other by means of simultaneous transmission of sound, images and words such as videoconferences or any other similar tools, and must guarantee, in all cases, the equal treatment of the participants and the participation in person by the shareholders who so decide. When the Meetings are held with remote participation, the following minimum requirements must be guaranteed and/or those that the regulations in force provide at the time of holding the Meeting: 1) free access to meetings and participation, with the right to speak and vote, for all shareholders who have duly proved their identity; 2) notice of the Meeting and its communication through the applicable legal and statutory means, shall clearly and simply state the means of communication chosen to hold the Meeting, the way to access that shall allow such remote participation, and such notice of meeting may be sent by e-mail from the Company’s e-mail address to the electronic address established for this purpose by each shareholder, without prejudice to the official notices that must be made as well; 3) record in the minutes of the meeting the persons who attended the meeting, the place where they were at that time and the capacity in which they participated in the meeting held remotely; 4) ensure access to the recording of the meeting in digital format from its registered office for a period of five (5) years, which recording must be available to the Comisión Nacional de Valores and to any shareholder who requests it; 5) the minutes of the meetings held as described above, shall be transcribed in the corresponding corporate book and signed, within five (5) business days, by the Chairman, by the shareholders designated for that purpose and a representative of the supervisory committee; 6) the supervisory committee must: (i) exercise its powers during all stages of the meeting, (ii) verify that all shareholders present can exercise their right to speak and vote throughout the course of the meeting, (iii) record the regularity of the decisions adopted in accordance with legal, regulatory and statutory provisions in force, particularly meeting the minimum requirements provided for in the rules of Comision Nacional de Valores for the holding of remote meetings. The powers of the supervisory committee may be exercised by one of its members acting on its behalf.

SECTION 28. The resolutions of the ordinary and special meetings, on a first or second call, shall be adopted by an absolute majority vote. For the purposes of quorum and majorities, both the shareholders present in person and those who participate remotely will be computed.

SECTION 31. Shareholders may be represented at Meetings through a power of attorney passed into a private instrument, whose signatures shall be duly authenticated by any court, notarial or bank authority. Shareholders or its representatives shall affix their signatures in the Book of Attendance provided to that end. Those shareholders or representatives who participate remotely must be recorded in the Attendance Book, who will be exempt from signing it, and the President and a representative of the Supervisory Committee must certify with their signature the presence of such shareholders or representatives who participated remotely. The minute of the Meeting that shall summarize the representations and resolutions resulting from the agenda discussed at the Meeting shall be prepared and signed by the Chairman, the shareholders appointed to the effect and the representative of the Supervisory Committee. The Ordinary Shareholders’ Meeting shall be held at the date fixed by the Board of Directors or by whoever is authorized to convene it. The meeting shall discuss all subjects listed under Law 19550, as amended. The Meeting shall also be informed about the ongoing business of the Company, and the principal politics and main projects in the fiscal year, accounting criteria, and rules followed in the preparation of the financial information. The Special Shareholders’ Meeting shall be entrusted the treatment of the items described under Law 19550, as amended. The Special Shareholders’ Meetings shall be held exclusively to consider those matters with effects on the shareholders of the relevant class of shares. Any amendments to the Bylaws approved by the Special Shareholders’ Meeting shall be subject to the controlling agencies’ approval.”

PUNTO N° 15: For a majority of 573,257,110 votes for, abstentions 16,275,961 and 3,683,760 votes against this motion, the Shareholders’ Meeting resolved to approve the amended and restated bylaws including the sections as amended above.

PUNTO N° 16: For a majority of 586,790,801 votes for, abstentions 6,391,420 and 34,610 votes against this motion, the Shareholders’ Meeting resolved to authorize Hugo Nicolás Luis Bruzone, Carolina Paola Leonhart, Carla Valeria Lorenzo, Paola Beatriz Gayoso, María Luján Daqua, Alejandro Senillosa and Gabriela Eliana Blanco, so that any one of them acting jointly, severally or individually, may carry out before the relevant entities any acts or proceedings that are necessary for the administrative approval and registration of the resolutions approved by this Shareholders’ Meeting, as applicable, with powers to execute and deliver all public and private instruments that may be appropriate or convenient for the above mentioned purpose, including the powers to publish official notices, answer notices and withdraw documentation.

Signed: Jorge Pablo Brito (Chairman of the Board); Matías Carballo (representing Mr. Delfín Jorge Ezequiel Carballo); Tomás Martín Manocchio (representing The Bank of New York Mellon); Hernán Castrogiovanni (representing ANSES-FGS); Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 7, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer